BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Brian W. Schmitt 					Mailing Address:
Assistant Vice President				P.O. Box 318
Telephone: 212-250-4743				Church Street Station
								New York, NY 10008


								April 10, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

	Re:  Filing of Schedule 13G on Advocat Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

								Sincerely,


								/s/Brian W. Schmitt

Enclosure


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934
	(Amendment No.  1 )*
                                 ____

	Advocat Inc.
	_______________________________________
	NAME OF ISSUER:
	Common Stock (Par Value $0.01)
	_______________________________________
	TITLE OF CLASS OF SECURITIES
	007586100
	_______________________________________
	CUSIP NUMBER


	Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


	(Continued on following page(s))

	Page 1 of 5 Pages



CUSIP No. 007586100					Page 2 of 5 Pages


1.NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bankers Trust New York Corporation and Its Wholly Owned
Subsidiary, Bankers Trust Company, as Trustee for various employee plans 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
			(A)  [ ]
			(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

	Both Bankers Trust New York Corporation and Bankers Trust
Company are New York Corporations.

 NUMBER OF	5. SOLE VOTING POWER

  SHARES			Not Applicable

BENEFICIALLY	6. SHARED VOTING POWER

 OWNED BY			Not Applicable

  EACH		7. SOLE DISPOSITIVE POWER

REPORTING			Not Applicable

 PERSON		8. SHARED DISPOSITIVE POWER

  WITH			Not Applicable

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					Not Applicable

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

					Not Applicable

12.TYPE OF REPORTING PERSON *

		Bankers Trust New York Corporation - HC
		Bankers Trust Company - BK


                                                      3

Item 1(a)		NAME OF ISSUER:

		Advocat Inc.

Item 1(b)		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

		7108 Crossroads Blvd., Suite 313
		Brentwood, TN  37027

Item 2(a)		NAME OF PERSON FILING:

	Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee plans.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	280 Park Avenue
	New York, New York  10017

Item 2(c) 	CITIZENSHIP:

	Bankers Trust New York Corporation and Bankers Trust
Company, as Trustee for various employee plans, are both corporations incorporated in the State of New
York with their principal business offices located in New York.

Item 2(d)	TITLE OF CLASS OF SECURITIES:

	Common Stock (Par Value $0.01) of Advocat Inc., a
Delaware corporation.

Item 2(e)	CUSIP NUMBER:

	007586100

Item 3	THE PERSON FILING IS A:

	For Bankers Trust New York Corporation,

      (g)	[X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

	For Bankers Trust Company,

      (b)	[X] Bank as defined in section 3(a)(6) of the Act.


                                                      4

Item 4	OWNERSHIP:

	Not Applicable

Item 5	OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[X].

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
 ANOTHER PERSON:

	As Trustee for various employee benefit plans for which the Bank serves as Trustee, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

	See Item 3 above.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

	Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable.


Item 10	CERTIFICATION:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


5

SIGNATURE:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation



By: /s/          James T. Byrne, Jr.


Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various employee plans.


By: /s/	    James T. Byrne, Jr.
	    James T. Byrne, Jr.

Title:           Secretary